UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

AMENDMENT NO. 1

Under the Securities Exchange Act of 1934

WB Burgers Asia, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
94684P100

(CUSIP Number)
Kiyoshi Noda +81 35838040 Room 301 1-35-19 Nerima-Ku, Nerima, Tokyo, Japan 176-0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94684P100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Kiyoshi Noda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 shares of Common Stock (1)
	8	Shared Voting Power – 0
	9	Sole Dispositive Power 0 shares of Common Stock (1)
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common: 0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 2,071,153,462 shares of Common Stock issued and outstanding as of August 31, 2023.

CUSIP No. 94684P100	SCHEDULE 13D

 SCHEDULE 13D

This Schedule 13D/A (the “Schedule 13D”) is being filed on behalf of Kiyoshi Noda, (the “Reporting Person”). This 13D, Amendment No. 1, relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of WB Burgers Asia, Inc., a Nevada corporation (the “Company”).

Item 1.  Security and Issuer.

The security or securities upon which this report is based is the Common Stock, par value $0.0001 per share, of WB Burgers Asia, Inc., a Nevada Corporation, with its principal place of business located at 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.

Item 2.  Identity and Background.

(a)	This Schedule 13D/A, Amendment No. 1 is being filed by (i) Kiyoshi Noda.

(b)	The address of the business office for the Reporting Person is Room 301 1-35-19 Nerima-Ku, Nerima, Tokyo, Japan 176-0001.
(c)

The principal employment of Mr. Noda is at Kitano Consulting Firm Co., Ltd, where he holds the job title of Consultant. The address of Kitano Consulting Firm Co., Ltd is 7F Aoyamadainiwada Bldg, 5-12-6 Minaiaoyama, Minato-Ku, Tokyo Japan 107-0062.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Kiyoshi Noda is a Citizen of Japan.

Item 3.  Source or Amount of Funds or Other Consideration.

Kiyoshi Noda purchased 100,909,091 shares of restricted Common Stock (the “Shares”) from White Knight Co., Ltd. (“WKC”) on August 30, 2021 for consideration of ten thousand ninety one dollars ($10,091). Mr. Noda used personal funds to acquire the Shares.

On May 22, 2023, Kiyoshi Noda entered into an agreement with Masayoshi Gomita, a Japanese citizen, to sell 100,909,091 shares of Common Stock of the Issuer, WB Burgers Asia, Inc. The sale of shares was consummated upon being recorded by the Issuer's transfer agent, on or about August 15, 2023.

The sale of shares was made pursuant to Regulation S promulgated under the Securities Act of 1933. The total amount paid pursuant to the aforementioned transaction was approximately $148,148. Following the aforementioned transaction, Mr. Noda no longer retains any securities of the Issuer.

Item 4.  Purpose of Transaction.

Mr. Kiyoshi Noda purchased the 100,909,091 shares of restricted Common Stock from White Knight Co., Ltd. on August 30, 2021 for investment purposes.

On May 22, 2023 Kiyoshi Noda entered into an agreement with Masayoshi Gomita, a Japanese citizen, to sell 100,909,091 shares of Common Stock of the Issuer, WB Burgers Asia, Inc. The sale of shares was consummated upon being recorded by the Issuer's transfer agent, on or about August 15, 2023.

The sale of shares was made pursuant to Regulation S promulgated under the Securities Act of 1933. The total amount paid pursuant to the aforementioned transaction was approximately $148,148. Following the aforementioned transaction, Mr. Noda no longer retains any securities of the Issuer.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Mr. Kiyoshi Noda is not affiliated with WB Burgers Asia, Inc., and as he now owns no shares of the Issuer, he no longer has any requirement to file further reports.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by the Reporting Person is based on 2,071,153,462 shares of Common Stock issued and outstanding as of August 31, 2023.

(A)	Kiyoshi Noda
a.	Aggregate number of common and preferred shares beneficially owned: 0 Shares of Common Stock.

Percentage:

Common: 0.00%

b.	Sole power to vote or direct vote: 0 shares of Common Stock.

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 0 shares of Common Stock.

Shared power to dispose or to direct disposition: 0

c.	Mr. Kiyoshi Noda has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	None.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: September 6, 2023	Kiyoshi Noda By: /s/ Kiyoshi Noda Name: Kiyoshi Noda